SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 6)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               March 1, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

          This statement ("Amendment No. 6") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Pacific Dunlop Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Amended Schedule 13D.

ITEM 4 OF THE AMENDED  SCHEDULE 13D IS HEREBY  AMENDED TO ADD THE FOLLOWING
INFORMATION:

          ITEM 4.      PURPOSE OF TRANSACTION.
                       ----------------------

          On March 1, 2001, Trefoil SPRL sent a letter to the Company, a copy of which is attached hereto as Exhibit 19 and incorporated herein by reference.

          ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.
                       --------------------------------


                          DOCUMENT
                          --------

     Exhibit 19   --  Letter from Trefoil SPRL to the Company dated
                      March 1, 2001

     Exhibit 20   --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                      dated as of October 11, 2000

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    March 1, 2001

                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By:   /s/ Robert G. Moskowitz
                                         ------------------------------------
                                         Name:  Robert G. Moskowitz
                                         Title: Executive Vice President


                                    TREFOIL INTERNATIONAL III, SPRL


                                    By:   /s/ Gregory S. Martin
                                         ------------------------------------
                                         Name:  Gregory S. Martin
                                         Title: Director

EXHIBIT INDEX

                          DOCUMENT
                          --------

     Exhibit 19  --  Letter from Trefoil SPRL to the Company dated
                     March 1, 2001

     Exhibit 20  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000